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                               June 21, 2021

       Jane M. Cronin
       Senior Vice President     Corporate Controller
       The Sherwin-Williams Company
       101 West Prospect Avenue
       Cleveland, Ohio 44115-1075

                                                        Re: The
Sherwin-Williams Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-04851

       Dear Ms. Cronin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 27

   1. Cost of goods sold is the largest expense item and appears to be material to your results, yet there is no
discussion and analysis of it. Please include a discussion and analysis of cost of goods sold as
appropriate and material. In your disclosure, consider discussing and quantifying
components of costs of goods sold to the extent material to the change in cost of goods sold
between periods. Include a description in quantitative and qualitative terms of the underlying
reasons associated with any components discussed. Refer to Item
                                                        303(a), introductory
paragraph of Item 303(b) and Item 303(b)(2) of Regulation S-X and
                                                        Section III.B.4 of
Release No. 33-8350 for guidance.
       Income Before Income Taxes, page 28

   2. In the discussion of gross profit on page 28, you state gross profit dollars and percent
 Jane M. Cronin
The Sherwin-Williams Company
June 21, 2021
Page 2
         improved as a result of favorable customer and product mix. Please expand your disclosure to describe the underlying reasons in quantitative and qualitative terms associated with these factors. Refer to the introductory paragraph of
Item 303(b) of
         Regulation S-X and Section III.B.4 of Release No. 33-8350 for guidance. Additionally, quantify other factors cited as causes for the change in gross profit so investors may understand the magnitude of the impact of each, pursuant to section
501.04 of the staff   s
         Codification of Financial Reporting Policies.
Item 8. Financial Statements and Supplementary Data
Note 17. Revenue, page 80

3.       You disclose you provide disaggregated revenue by reportable segment.
You also
         disclose the CODM uses information by geographic region/divisions, product and customer type, business units and subsidiaries to assess performance of and allocate resources to your reportable segments. We also note discussion in your first quarter 2021 earnings conference call in regard to sales for various product types, businesses, divisions, segments and regions. Please tell us what consideration you gave to guidance in ASC
         606-10-50-5 in disclosing additional disaggregated revenue information.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



FirstName LastNameJane M. Cronin                               Sincerely,
Comapany NameThe Sherwin-Williams Company
                                                               Division of
Corporation Finance
June 21, 2021 Page 2                                           Office of Trade
& Services
FirstName LastName